UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-17064

CAPITAL GROUP HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

16624 North 90th Street, Suite 200, Scottsdale, AZ 85260 (480) 998-2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	.

Rule 12g-4(a)(2)	X .

Rule 12h-3(b)(1)(i)	.

Rule 12h-3(b)(1)(ii)	.

Rule 15d-6	.

Approximate number of holders of record as of the certification or notice date:  1577 **

Pursuant to the requirements of the Securities Exchange Act of 1934 Capital Group Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 27, 2013	By:	/s/ Kenneth J. Yonika
Kenneth J. Yonika, Chief Financial Officer

** The undersigned on behalf of the Company, Capital Group Holdings, Inc. is terminating its registration and references Item 4.02 filed on Form 8-K and Form 8-K/A (amendment #1 and #2) - Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, filed September 19, 2013, October 1, 2013 and October 28, 2013, respectively.